U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB
                                  Amendment #3

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           Cool Can Technologies, Inc.
                 (Name of Small Business Issuer in its charter)



         Minnesota                                       95-4705831
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


21700 Oxnard Street, Suite 1550
Woodland Hills, California                                             91367
(Address of principal executive office)                              (Zip Code)

Issuer's telephone number (818) 593-2282


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1.  DESCRIPTION OF BUSINESS

         Cool Can Technologies, Inc. is a Minnesota corporation formed on April 1, 1998. There have been no bankruptcy, receivership or similar proceedings.

         Cool Can Technologies, Inc. has developed, and patented a unique proprietary technology which will allow for the licensing and manufacture of the first commercially viable self-chilling beverage container.

         A market survey was conducted to gauge consumer interest in purchasing a self chilling beverage container. The survey was conducted by an outside Company, and not for this Company. The sample group was 300 persons, 150 male and 150 female between 13 and 39 years of age. When asked if they would purchase a self chilling can if available, the response was: 42% would purchase, 45% would maybe purchase, 10% purchase if necessary, 2% maybe not purchase and 1% not purchase.

         The ability to chill a beverage is based on the theory of the latent heat of evaporation of liquefied gasses and the cooling of those gasses due to rapid expansion. The basic principles of evaporation and heat transfer dictate that as liquid coolant is vaporized it draws heat from the surrounding area, lowering the temperature of nearby materials.

         The product consists of a cartridge of liquid CO2 that is held in place by a cartridge holder. The unit is then placed in the can, the can subsequently is filled and sealed. The cooling device will displace 2.5 ounces of the fluid, so a 12 ounce can will contain 9.5 ounces of beverage with the cooling device installed.

         When the tab on the lid of the can is pulled there is a release of pressure within the can that triggers the CO2 capsule causing the gas to be discharged through diffusers of porous plastic into the beverage. The escaping CO2 forms into small particles of frozen snow at extremely cold temperatures and rapidly imparts a chilling action to the beverage, while simultaneously carbonating the beverage. The amount of chilling and carbonation are adjustable depending on the requirements of the manufacturer. Greater chilling may be obtained by increasing the amount of liquid CO2. The amount of carbonation may be adjusted from no carbonation to several levels greater than now used in manufactured soft drinks.

         The additional retail cost for the device is estimated to be $.25 - $.30 per can, and may be used on a 12 ounce can or a 16 ounce can. The estimate is based on preliminary quotes from manufacturers of the component parts. The result is that the consumer may purchase a beverage and enjoy it cold without having to purchase it from a cooler or purchase ice to cool the beverage. The consumer does not have the option to deactivate the device on the can.

         The manufacturer of the beverage may sell the beverage without the concern of satisfying the consumer preference of a cold beverage by providing a vending machine or other method of cooling the beverage.

         The consumer may purchase the beverage and enjoy it at a later time without the requirement of an ice chest or other method of cooling his drink, as opposed to having to drink the beverage right after purchase as is the case with one purchased from a vending machine or cooler. The consumer may purchase the beverage and enjoy it hours later while in a boat or on the golf course.

         The technology is intended to be used on a high speed canning line with little impact on the speed of the canning line. The usual canning process involves two parts; the main part of the can, which is filled with the drink, and the lid which is sealed shut during the seaming process after the can has been filled. Initial engineering diagrams have been completed for equipment which will successfully integrate the inclusion of the chilling module insert into a high speed canning line. There can be no assurance that the product can be incorporated into a high speed canning line.

Patents and Trademarks

         The Company has obtained patent protection for its concept of a self-chilling beverage container. The patent application filed in 1995 was subsequently approved and Patent No 5,609,038 was issued to the Company on March 11, 1997. The issued patent includes 24 claims regarding a self-chilling beverage container and parts therefor. The patent expires 20 years from the filing date of August 22, 1995, on August 21, 2015.

         Internationally, the Company has been granted coverage in some foreign countries and others are pending. National phase patent applications were filed on June 20, 1999 so that patent protection may be granted in 87 countries, these are pending. National phase patent protection is patent treaty language that indicates that the Company is beginning the process of filing for patent protection in foreign countries. Depending on the country, the grant of patent protection may take from 1 to 8 years. In the interim, preliminary protection by priority is established as of the filing date. The Company anticipates patent coverage in the vast majority of industrialized countries in the near future.

         The Company filed 14 trademark applications with the United States Patent and Trademark Office in June, 1998. The Company received a response from the Patent Office with a request to more narrowly define the scope of the product, which has been done, and the Company is awaiting a response. The intention is to receive a notice of allowance, which means that the examining attorney has not found any registered or pending marks which would prevent registration, from the Patent Office to register various names which describe both the product and the process involved in the manufacture of a self chilling beverage container. There can be no assurance that the requested trademark names will ultimately be issued.


Government Regulations and Environment

         All of the currently projected uses for the Company's self-chilling beverage container fall under the authority of the United States Food and Drug Administration ("FDA"). The key element and the only substance which mixes with the beverage is the C02 which has always been present in beverages and is an accepted substance by the FDA for the beverage industry. The FDA regulates the material content of all beverage containers and packages.

         The materials used in manufacturing the Cold Can are similar to present canning materials and are fully compatible with FDA requirements. FDA approval is not required as long as there is compliance with all currently published guidelines. The Company also expects that licensees who will be filling the Cold Can with beverages will comply with the appropriate FDA regulations. All licensees will have a contractual obligation to produce products consistent with the laws of their country, as well as additional quality control measures requested by the Company, though specific language is unknown at this time.

         The Environmental Protection Agency ("EPA"), in their efforts to protect the stratospheric ozone, have determined that a self-chilling beverage can utilizing C02 as the refrigerant has a minimal impact on the ozone layer. In the Notice of Acceptability published in the Federal Register effective February 24, 1998, it was also determined that self-chilling cans utilizing C02 either recovered as a by-product from other industrial activities or taken from the atmosphere will further reduce the net impact. The EPA has not specifically approved the Company's product design, but it does meet the standards of the EPA. There have been no costs to date associated with compliance, nor are any anticipated.

         Various safety features are incorporated into the design and manufacture of the Cold Can. The primary safety feature becomes important in a situation such as throwing the can in a fire. The gasses in the cylinder will harmlessly escape at a certain temperature through a safety valve. The uses of C02 capsules in things like seltzer bottles and whipping cream dispensers is not a new concept and have been used by consumers without incident for some time.

         Additionally, the Cold Can is designed to be in full compliance with all recycling requirements since the component parts will be manufactured utilizing only recyclable materials.





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

Competition

         The Company believes the market for a self-chilling beverage container is an emerging market. The opportunity for a beverage Company to incorporate a technology, which allows a consumer to have a cold drink at any place, and at any time is significant and compelling.

         The Company is aware of three other firms that are currently attempting to manufacture and market a similar technology. The Company believes the competitors use either a combination of gases to create a chilling effect or a C02 based reactant system, and hold one or more U.S. patents on their designs. As of yet, none of these companies appear to be close to having a commercially viable product available for purchase. Two of the competitors are private companies and little is known about their size or financial capabilities, the third is a publicly traded Company, but its news releases do not reveal the Company size or revenue contributions due to the development of a self chilling can.

         The Company believes that success in marketing a self-chilling beverage container will be based primarily on price, ease of use, quality, product awareness, product safety, and ultimately an endorsement by one or more major beverage companies. There can be no assurance that the Company will be able to successfully compete against its competitors.

         The competitor's designs are somewhat more complex applications in that their chilling unit must be attached to the bottom of the can and activated by turning the can upside down and then pushing a button or pulling a tab. This application mandates that their version of a self-chilling can must be produced specifically for beverage companies through one of the major can manufacturers because the external device must be added in some manner, which would require another step in the manufacturing process. The Cold Can on the other hand is considerably more versatile in that the chilling module is an insert which can be delivered to either the can manufacturer or the beverage canning facility for use with any standardized can out of general inventory as long as it is identified with the "InstaCool" label. What differentiates the Cold Can from it's competition is the unique valving and activation system by which the reactant gas is released. The consumer is not required to push any buttons or do anything specific to activate the Cold Can other than the normal process of opening the can, thus making the Cold Can much more user friendly.

         The Company has one employee, its President, at this time. The Company spent approximately $60,000 on research and development in the past year.







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

ITEM 2.  PLAN OF OPERATION

         The independent auditor for the Company issued a "going concern" opinion with the audit. The reason for the going concern opinion was that the Company has no revenues.

         The Company has expended $234,850 since inception; the expenditures were: audit and legal fees - $46,850, production drawings - $15,000, product development - $45,000, financial consulting - $45,000, management fees - $68,000, and office expenses - $15,000.

         The Company estimates that capital requirements for the next 12 months will be approximately $350,000. It will need an additional $150,000 after about 3 months, another $150,000 after about 9 months, and the last $50,000 at the end of the year.

         The Company plans to fund operations for the coming year through sales of stock in private placements and joint venture financings with beverage industry partners. The Company has had some discussions regarding financing, but there have been no agreements made, no letters of intent, and no final agreements made.


Product Development

         The Company intends to implement the following procedural plan in order to complete its final design specifications, then build and test the product. This process will be accomplished in the following manner:

1. Build a fully functioning prototype from the working drawings in the issued patent. During this period the existing design will be thoroughly reviewed and any modifications which will improve efficiency, reduce cost, or decrease the occupied volume of the chilling module insert will be incorporated. The estimated cost is $30,000 and the time frame is 3 months.

2. Conduct various safety tests by putting the unit through several stress tests such as exposure to heat, testing a sealed can complete with insert, by dropping it from various heights, and testing the integrity and durability of the chilling module insert.

3. Pre-production design generating both computer modeling of all parts and engineering drawings incorporating any design modifications. The estimated cost is $20,000 and the time frame is 2 months.

4. Pre-production prototype construction. Three-dimensional construction of all parts including preliminary rubber molds. The estimated cost is $150,000 and the time frame is 4 months.



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

5. Testing of pre-production prototypes.

6. Refine designs to incorporate test results and finalize production specifications and drawings. The estimated cost is $5,000 and the time frame is 1 month.

7. Begin to source factory production facilities for all customized parts and molding requirements. The estimated cost is $5,000 and the time frame is 2 months.

8. Generate manufacturing pricing data.

9. Final consultation with all parties involved in the production of finished goods-aluminum can manufacturers, filler manufacturers and beverage canners. The estimated cost is $5,000 and the time frame is 14 months.

         The anticipated cost for the plan is approximately $215,000, the total anticipated time for the plan is 14 months. There are two risks inherent in the plan; the lack of capital currently, and the ability to raise additional capital, and the inability to get production related data from third parties on a timely basis.

         The Company has an agreement with California Manufacturing Technology Center ("CMTC") in order to assist in the execution of its product development and manufacturing processes plan. CMTC has agreed to provide prototype drawings on AutoCad, component part costs and prototype fabrication as required. The Company has paid $13,000, with $12,000 to be paid upon completion. The Company has also paid $2,240 for work done on prototype fabrication. CMTC expects its design work to be completed by the end of October, 1999.

         The CMTC will also assist the Company in obtaining various registrations such as ISO and CE Marking which are essential for vendors selling to major U.S. and European corporations, as well as to the U.S. Government and the Department of Defense. ISO and CE Marking are international quality management standards. Most European countries require such certification.

         The CMTC also has expertise in dealing with issues revolving around FDA compliance, environmental management, and operational efficiency improvements.

Marketing Plans

         The Company's principal marketing strategy is comprised of two major components. The first is the licensing of beverage companies worldwide for the use of self-chilling beverage can technology and associated trademarks. The second is the licensing of major aluminum can manufacturers for actual




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manufacturing of the chilling module insert so that it can be subsequently sold to beverage companies as a special insert or included with the can as one unit.

         In the interim, while the Company goes about the process of licensing beverage companies and can manufacturers, the Company intends to purchase and install it's own beverage canning line at a facility which will initially be used for research and development. The Company has not identified a specific site. However several realtors have submitted sites and there seems to be an ample supply in southern California. The estimated cost of such a site is approximately $6,000 per month. The intent is to demonstrate an actual canning process placing chilling module inserts in both 12 and l6 oz cans. The facility will serve to demonstrate to beverage executives the viability of high speed canning using the insert. The secondary purpose is to develop a facility with the capability to package small runs of various beverage products. This will allow beverage companies to "test market" the concept without actually having to make any capital investment in new equipment or altering their own production facility.

         The primary task of the corporation is licensing of the Cold Can technology and fully developed designs of the chilling module inserts, as well as the automatic insert feeding machines which will be incorporated into present beverage canning lines. The Company also intends to manufacture in its own plant certain key components of the triggering mechanism. The Company feels that by actually supplying a key component to licensees it can more accurately track the number of units sold by licensees, particularly those in foreign countries. The sale of these units also becomes a significant profit center.

         This strategy is not unlike that employed by The Coca-Cola Company in supplying syrup to franchise bottlers or KFC supplying the seasoning to franchisees for chicken. The Company does not mean to represent that it will come anywhere near the success of those companies, and there is no guarantee that the strategy will be successful.

Sales And Licensing Strategy

         The Company's strategy is to appoint a master licensee in each country or designated region. The master licensee has the right to appoint sub-distributors, subject to approval by the Company.

         The typical licensing agreement will have several components. The Company will issue a master license on an exclusive territorial basis to Company "X". Company "X" will be required to pay an up front fee to acquire the master license. This initial fee will be based primarily on two factors, total population and per capita beverage consumption within the designated territory. During the term of the contract, Company "X" will also be required to forward a percentage of the initial fees paid by sub-licensees to the Company once they have recovered their initial investment. Additionally there will be a commitment to pay $.005



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

per unit ($.12 per case of 24) in royalties for each unit sold in the territory. Company "X" will be required to purchase a minimum number of units per year in order to maintain their exclusive contractural agreement. The Company will be directly manufacturing certain key components of the insert in order to effectively track international sales and of course provide an additional revenue stream.

         Concurrently, the Company will license packaging equipment manufacturers to develop, build and produce the automatic insert feeding machine and any other required equipment for integration into beverage canning lines.

         The terms of the licensing agreement were based on other distribution and licensing agreements that were reviewed by the Company, bearing in mind what is considered reasonable in the beverage industry. The Company has attempted to create terms that will be as consistent as possible, taking into account the variables in a global situation. The Company is aware that any new product will sell for what the market will ultimately bear. There can be no assurance that the Company will be able to obtain these or any commercially reasonable terms from licensees.

         The Company's extensive patents and trademark registrations will protect both the marketing and the manufacturing rights of the product.

Advertising and promotion

         Phase one of the advertising campaign will be in support of the initial licensing effort and will consist of advertising in beverage industry publications and international business journals seeking qualified prospective master licensees in each country, and market sector. The Company will also have a significant presence at major beverage trade shows through distribution of promotional materials and demonstrating the cold can technology to prospective licensees. The cost of advertising in phase one is estimated to be approximately $35,000.

         The second phase of advertising will be more consumer oriented and similar to the advertising campaign of sugar substitute "NutraSweet". There will be no specific product or brand advertised, only the technology to make consumers aware that they may purchase beverages in a self chilling container. The Company's intention is to drive consumer awareness of both the term "InstaCool" as well as the visual identification on the can which indicates the inclusion of the chilling module. The Company does not mean to imply that it will have the success of NutraSweet, and there is no assurance that the advertising will be successful. The estimated cost of phase two is unknown at this time.

         A percentage of the licensing revenues from the per-can income will be allocated for consumer advertising by Cool Can Technologies, Inc. and also by master licensees who will be obligated under the terms of their master license agreement to allocate a pre-determined percentage of revenues to consumer advertising in respective countries, and market areas.


Manufacturing and Production

         The Company intends to license the self-chilling beverage container technology it develops to large beverage producers and aluminum can manufacturers. The Company believes this strategy will provide material benefits, including use of the greater manufacturing, marketing, and distribution expertise of such companies, and potential reduction of substantial manufacturing costs. The Company anticipates entering into agreements whereby the licensees are responsible for purchasing the raw materials, manufacturing or contracting for the manufacture of the container, as well as the labeling, filling, marketing, selling, and distribution of the self-chilling beverage container technology and other related technologies licensed by the Company.

         During the initial research and development period the Company intends to rent out production line time from a local soft drink manufacturer. Many soft drink manufacturers have excess capacity and are willing to rent line time on an hourly basis. Included in the hourly fee will be the ability to utilize the collective input of the facilities production personnel, most of whom have years of experience in the beverage bottling and canning field. It would be virtually impossible for the Company to acquire this caliber of expertise individually due to factors of both availability and cost.

         This arrangement will allow the Company to continue to fine tune and develop both the chilling module insert and more importantly to "trouble-shoot" and identify any obstacles or situations which may impede the successful integration of the Cold Can technology into a high-speed beverage canning operation. Also, it will alleviate the requirement for the Company to make significant capital expenditures on canning equipment of it's own until there is some certainty as to both future production requirements and the degree of specialized or custom equipment which may need to be developed.

         During the second phase of the pre-production period the Company intends to establish administration offices and a research and development facility. The purpose of the facility will be to demonstrate the commercial viability of the Company's manufacturing processes, to supply self-chilling beverage containers for additional testing and market studies, and to produce self-chilling beverage containers, which can be sold directly to beverage companies. It is anticipated that containers sold directly to these companies will be filled, packaged and distributed by the customer. Should the due diligence period dictate the need for production of highly specialized equipment in order to produce finished goods, the Company will undertake to purchase it's own canning line. The acquisition of a canning line to co-pack would be conditional upon significant interest from smaller beverage companies without the financial capability to purchase the packaging equipment required to produce the product. A canning line used for research and development purposes would not have the volume capability to be used in a commercial arrangement.

         Once the beverage canning line is operational in the new facility, the Company will have the capability to co-pack product for customers whose limited volumes would preclude purchase of the required custom equipment themselves. Co-pack means that the production facility assumes the responsibility for packaging another Company's brand. The costs of such a facility will not be determined until potential customers and the projected volume have been identified. The Company's production facility will be designed to allow for assembly of the component parts for the chilling module insert so that they may be distributed from the Company's facility. All of the components will be manufactured off site. The Company believes it's production facility will assist in commercialization efforts as it is anticipated that the ability to produce the insert, place it in the can, then have the container filled and seamed will assist in further refinement of the finished product.

         The Company will complete final design and development tasks for the molds, dies and tooling required for volume manufacturing of the trigger mechanism and hardware for support of the C02 capsules. There will also be intensive consultation with companies who make both fillers and filler heads in order to make certain there is no potential conflict with the insert during this critical aspect of the production process. Extensive testing will be carried out during the initial research and development stage in order to produce a zero-defects product which can be manufactured daily on a world wide basis at high production volumes.

         Additionally, final design and development of several types of automatic insert feed mechanisms, which can be integrated into high-speed beverage canning lines will be completed. The Company will accomplish this in consultation with several major beverage concerns, but will retain ownership of the technology and manufacturing rights.

Raw Materials and Suppliers

         The primary raw materials used by the Company in the manufacture of its chilling module inserts are a steel or aluminum C02 cartridge, plastic cartridge holder, polymer cartridge piercer, polymer piercer body and a resilient polymer foam pad.

         The Company anticipates it will enter into agreements with certain raw material suppliers and that the projected unit volumes required will cause the price of the insert to continue to decrease in price as licensing efforts expand. Once certain economies of scale are achieved and long term supplier agreements are solidified, the Company believes that the premium required to purchase a beverage with the "InstaCool" chilling insert will be nominal.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company has rented office space of approximately 600 square feet, at a monthly rental of $600 per month. The lease ends on December 31, 1999. The Company has arranged to rent the same space, for the same rental, on a month to month basis after the lease expires.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 18,127,966 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.

                              Shares of                      Percent of
Name                       Common Stock                       ownership
-----------------------------------------------------------------------

Delta Technologies            2,500,000                             14%
Group, Inc.

Bruce T. Leitch                 200,000                              1%

Andrew O. D. Lee                 50,000                              1%

John H. Picken                  895,000                              5%

Ulrich Zgraggen                 900,000                              5%

Harrison Cornwall               910,000                              5%

General Beverage Corp.        2,000,000                             11%

L. N. Family Holdings         1,500,000                              8%

Richard Donaldson             1,500,000                              8%

Directors and Officers        2,750,000                             15%
as a group

         Delta Technologies Group, Inc. is owned by David St. James, Melanie St. James and George Baxter. General Beverage Corp. is a Nevada corporation; the largest shareholder is David St. James, and there are 10 other shareholders.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the Company, with a brief description are as follows:

Name                            Age              Position
----                            ---              --------

Bruce T. Leitch                 42               President, Director

Jerry McNabb                    56               Director

Andrew O. D. Lee                41               Secretary/Treasurer, Director

         Bruce T. Leitch, Mr. Leitch is the President, and a Director of the Company. Mr. Leitch was President of Western Canada Beverage Corp, since 1992, and after its merger with Selkirk Springs International Corp to form Canadian Glacier Beverage Corp. he was Vice President of the merged entity until its sale in April, 1998. Mr. Leitch has been with the Company since inception.

         Jerry McNabb, Mr. McNabb is a Director. Mr. McNabb has been employed by Sawbridge Waters, Inc., a bottled water business, since 1993, he is currently the Vice President. Previously he was employed by the Coca-Cola Company and Adolph Coors Company. Mr. McNabb became a director on May 20, 1999.

         Andrew O. D. Lee, Mr. Lee is Secretary, Treasurer and a Director. Mr. Lee is a director of Bio Preserve Medical Corporation and treasurer of Four Crown Foods, Inc. Mr. Lee was the Controller of Turbodyne Technologies, Inc. from 1996 to 1999.. Before joining Turbodyne Mr. Lee was a chartered accountant with Morgan & Company in Vancouver, British Columbia from 1992 to 1996. Mr. Lee has been with the Company since inception.

ITEM 6.  EXECUTIVE COMPENSATION

         There are no officers or directors that received any compensation during the last year, except as disclosed in Certain Relationships and Related Transactions.

         Directors of the Company are not compensated.




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

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company did have an agreement to share office space with Turbodyne, and used certain office personnel for an agreed price of $1,500 per month. This arrangement ended on May 31, 1999.

         Mr. Leitch has acted as a management consultant to the Company and is paid under the arrangement the sum of $8,500 per month.


ITEM 8. LEGAL PROCEEDINGS

         None

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 56 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         Name                       Date              Shares              Cost

Tandoz Bahremand                    7/98              50,000                 $50
Yvonne Bahremand                    7/98              75,000                 $75
Shannon Callahan                    7/98             200,000                $200
Barry Champine                      7/98             775,000                $775
Armand Constantine                  7/98             855,000                $855
Harrison Cornwall                   7/98             910,000                $910
Delta Technologies Group, Inc.      7/98           2,500,000              $2,500
Richard Donaldson                   7/98           1,500,000              $1,500
General Beverage Corporation        7/98           2,000,000              $2,000
Victoria Hakimzadeh                 7/98              25,000                 $25
Alexander Halimi                    7/98              50,000                 $50
Emil Hamili                         7/98             100,000                $100
Evelyn Hamili                       7/98             100,000                $100
Nicole Hamili                       7/98              50,000                 $50
Timothy Hamili                      7/98              50,000                 $50
Scott Houghton                      7/98             233,333             $50,199
L N Family Holdings                 7/98           1,500,000              $1,500
Andrew Lee                          7/98              50,000                 $50
Bruce Leitch                        7/98             200,000                $200
Ormist Majestiv                     7/98             820,000                $820

Louise Marchand                     7/98             800,000                $800
Alice Nowek                         7/98             100,000                $100
Julie Nowek                         7/98             125,000                $125
O'Neill Family Trust                7/98             500,000                $500
John Picken                         7/98             895,000                $895
John Reay                           7/98             600,000                $600
David Ryan                          7/98             200,000                $200
David St. James                     7/98             300,000                $300
Melanie St. James                   7/98             300,000                $300
Heinz Von Rosen                     7/98             850,000                $850
Arjang Zendel                       7/98              75,000                 $75
Azita Zendel                        7/98             150,000                $150
Ulrich Zgraggen                     7/98             900,000                $900
Charles Clayton                     8/98               5,000                  $5
Patricia King                       8/98               5,000                  $5
Chasha Kuzedki                      8/98               5,000                  $5


         All of the sales in the above list were made pursuant to a Memorandum that provided full disclosure at $.001 per share. The Company relied upon Rule 504 in the sales. The price was determined by the Board of Directors on the basis that the Company was at an early stage, but did possess a registered patent for its product as well as a business plan, and the Company was in need of some seed money. All of sales were to acquaintances of management, and their friends. There was no commission paid on any of the sales.


482047 B C, Ltd.                    9/98              50,000             $25,000
Jason Aisenstat                     9/98              10,000              $5,000
Carmen Basa                         9/98              10,000              $5,000
Milan Ilich                         9/98              50,000             $25,000
Harley Mayers                       9/98              20,000             $10,000
Gus Walroth                         9/98              20,000             $10,000
Leo Wong                            9/98              20,000             $10,000
Samuel Yue                          9/98              20,000             $10,000


         All of the sales in the above list were made pursuant to a Memorandum that provided full disclosure at $.50 per share. The Company relied upon Rule 504 in the sales. The price was determined by the Board of Directors on the basis that there had been positive meetings with both a beverage manufacturer and an industrial design firm, and more funding would be required for the Company to continue to progress to a product. All of sales were to acquaintances of management, and their friends. There was no commission paid on any of the sales.


Bruce Braganold                     4/99               20,000            $30,000
Chris Brock                         4/99                  500               $750
Shane Epp                           4/99               10,000            $15,000
Wendy Field                         4/99                2,000             $3,000

Brian Fleming                       4/99                  500               $750
Gerald Haggard                      4/99                2,000             $3,000
Karen Kleinwort                     4/99               33,333            $49,999
Jeffrey Murchison                   4/99                1,000             $1,500
Robert Parker                       4/99                1,500             $2,250
Michael Richardson                  4/99                2,000             $3,000
Heidi Schuerman                     4/99                  800             $1,200
Ian Shepherd                        4/99                1,000             $1,500


         All of the sales in the above list were made pursuant to a Memorandum that provided full disclosure at $1.50 per share. The Company relied upon Rule 504 in the sales. The price was determined by the Board of Directors on the basis that the Company had signed an agreement with the California Manufacturing and Technology Center, and work was well under way on the engineering program and further funding was required to complete the program. All of sales were to acquaintances of management, and their friends. There was no commission paid on any of the sales.


         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11.  DESCRIPTION OF SECURITIES

         The Company has authorized 100,000,000 shares of common stock, no par value, and 50,000,000 preferred stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $.10 per share for a period of 10 years. The preferred shares have no voting rights, unless converted into common shares. There are no other preferences. There are no preferred shares outstanding.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                  5. Opinion of counsel

9.       Patent acquisition
10.      CMTC agreement

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 22, 2000             Cool Can Technologies, Inc.



                                        /s/ Bruce T. Leitch
                                    ------------------------------------
                                    Bruce T. Leitch, President, Director


                                        /s/ Jerry McNabb
                                    ------------------------------------
                                    Jerry McNabb, Director


                                        /s/ Andrew O. D. Lee
                                    ------------------------------------
                                    Andrew O. D. Lee, Secretary, Director

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                                FINANCIAL REPORT

                                  JUNE 30, 1999

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Cool Can Technologies, Inc.


         We have audited the accompanying balance sheets of Cool Can Technologies, Inc., a Minnesota corporation, and a development stage Company, as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements present fairly, in all material respects, the financial position of Cool Can Technologies, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 and 6 to the financial statements, the Company is in the development stage; planned principal operations have not yet commenced. Successful continued development of the Company is dependent upon its ability to obtain additional financing through contributions of equity capital and/or debt issuance. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





                                     HOUSE, NEZERKA & FROELICH, P.A.



Bloomington, Minnesota
July 12, 1999

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS
                             June 30, 1999 and 1998


             ASSETS                                                    1999         1998
                                                                    ---------     -------

CURRENT ASSETS:
    Cash                                                            $  94,756     $    --
    Prepaid expenses                                                    1,040          --
                                                                    ---------     -------
             Total current assets                                      95,796          --

INTANGIBLES (Note 5)                                                   24,000          --
                                                                    ---------     -------
                                                                    $ 119,796     $    --
                                                                    =========     =======



        LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
    Accounts payable, principally stockholders (Note 4)             $  74,877     $ 6,345

STOCKHOLDERS' EQUITY (DEFICIT) (Note 3):
    Preferred stock, no par value, 50,000,000 shares authorized,
        none issued or outstanding                                         --          --
    Common stock, no par value, 100,000,000 shares authorized,
        18,127,966 shares issued and outstanding                      279,769          --
    Deficit accumulated during the development stage                 (234,850)     (6,345)
                                                                    ---------     -------
                                                                       44,919      (6,345)
                                                                    ---------     -------

                                                                    $ 119,796     $    --
                                                                    =========     =======



See Notes to Financial Statements.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS


                                                                         Period From                        Period From
                                                                          Inception                          Inception
                                                                       (April 1, 1998)                    (April 1, 1998)
                                                                           Through        Year Ended          Through
                                                                          June 30,         June 30,          June 30,
                                                                            1999             1999              1998
                                                                       ---------------    ----------      ---------------

Revenues                                                                 $       --       $       --       $    --

Administrative pre-opening and development expenses                        (234,850)        (228,505)       (6,345)
                                                                         ----------       ----------       -------

             Net loss                                                    $ (234,850)      $ (228,505)      $(6,345)
                                                                         ==========       ==========       =======


Loss per common share - basic                                            $     (.03)      $     (.03)      $    --
                                                                         ==========       ==========       =======

Loss per common share - diluted                                          $     (.03)      $     (.03)      $    --
                                                                         ==========       ==========       =======

Weighted average outstanding shares                                       9,059,828        9,059,828            --
                                                                         ==========       ==========       =======



See Notes to Financial Statements.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                  Deficit
                                                                                                Accumulated
                                         Common Stock                           Stock           During the
                                    ---------------------        Amount      Subscription       Development
                                      Shares      Amount       Per Share      Receivable           Stage
                                    ----------   --------      ---------     ------------       -----------

Balance, April 1, 1998                       -   $      -                     $       -          $       -

Net loss                                     -          -                             -             (6,345)
                                    ----------   --------                     ---------          ---------

Balance, June 30, 1998                       -          -                             -             (6,345)

Shares issued for cash,
    December 28, 1998               17,820,000     17,820          .001               -                  -

Shares issued for cash,
    December 28, 1998                  200,000    100,000          .50                -                  -

Shares issued for cash,
    April, 1999                         36,820     55,230         1.50                -                  -

Shares issued for receivable,
    April, 1999                         71,146    106,719         1.50         (106,719)                 -

Payment on receivable                        -          -                       106,719                  -

Net loss                                     -          -                             -           (228,505)
                                    ----------   --------                     ---------          ---------

Balance, June 30, 1999              18,127,966   $279,769                     $       -          $(234,850)
                                    ==========   ========                     =========          =========



See Notes to Financial Statements.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS


                                           Period From                        Period From
                                            Inception                          Inception
                                         (April 1, 1998)                    (April 1, 1998)
                                             Through        Year Ended          Through
                                            June 30,         June 30,          June 30,
                                              1999             1999              1998
                                         --------------   --------------    ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                $(234,850)       $(228,505)         $(6,345)
    Increase in prepaid expenses               (1,040)          (1,040)              --
    Increase in accounts payable               74,877           68,532            6,345
                                            ---------        ---------          -------
                                             (161,013)        (161,103)              --

CASH FLOWS FROM INVESTING ACTIVITIES:
    Intangibles                               (24,000)         (24,000)              --

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                  279,769          279,769               --
                                            ---------        ---------          -------

             Increase in cash                  94,756           94,756               --

Cash:
    Beginning                                      --               --               --
                                            ---------        ---------          -------

    Ending                                  $  94,756        $  94,756          $    --
                                            =========        =========          =======


See Notes to Financial Statements.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 1.       Nature of Business and Summary of Significant Accounting Policies:

              ORGANIZATION AND ACTIVITIES:

              The Company was incorporated on April 1, 1998 in the State of Minnesota. The Company was formed to act as a holding Company for manufacturing companies and since inception, has devoted its efforts to raising capital and pre-opening activities. The Company owns a patent for a self-chilling beverage container and parts therefore.

              The Company has not yet adopted a corporate year-end for income tax purposes.

              The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise, and therefore, is subject to the usual business risks of development stage companies. The Company has had no operations. Research and development costs are expensed as incurred. Expenses include $90,000 paid to a consulting firm for marketing, product development and public relations consulting for Canadian and European market areas.

              A summary of the Company's significant accounting policies follows:

              INCOME TAXES:

              Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment.

              INTANGIBLES:

              Intangible assets will be amortized using the straight-line method over 10 years. The Company assesses all long-lived assets for impairment under FASB Statement No. 121 using estimates of undiscounted future cash flows. Under those rules, intangible assets are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. No amortization expense was required for the period ended June 30, 1999.

              LOSS PER COMMON SHARE:

              Loss per share is computed based on the weighted average number of common shares outstanding. Potential issuances that would reduce loss per common share are considered anti-dilutive and are excluded from the computation.

              ESTIMATES AND ASSUMPTIONS:

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant estimates include the valuation of stock issued. Actual results could differ from these estimates.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued):

              START-UP COSTS:

              Start-up costs incurred in connection with start-up activities are charged to expense as they are incurred.


Note 2.       Income Taxes:

              For income tax purposes, pre-opening costs are generally deferred and amortized to expense in future tax returns. Accordingly, the Company has no tax loss carryforwards. For financial reporting purposes, realization of the value of book vs. tax timing differences is dependant upon the Company generating sufficient taxable income in future years. Because of the development stage nature of the Company, lack of operating history and potential future stock sales (which may limit the value of loss carryforwards) management has eliminated the deferred tax value of pre-opening costs by a valuation allowance.

              The provision (benefit) for income taxes differs from the amount computed by applying the U.S. federal income tax rate to loss before income taxes as follows:

                 Expected tax (benefit) at statutory rate     $(78,000)
                 State tax effects                             (15,000)
                 Effect of graduated federal rates               6,500
                 Increase in valuation allowance                86,500
                                                              --------
                                                              $      -
                                                              ========

              Tax law provides for limitation on the use of future loss carryovers should significant ownership changes occur.

              The following is a summary of deferred taxes:

                 Deferred tax assets:
                    Pre-opening costs                         $ 86,500
                    Valuation allowance                        (86,500)
                                                              --------
                                                              $      -
                                                              ========


Note 3.       Stockholders' Equity:

              The Board of Directors have the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and place of redemption, and conversion right with respect to any stock of the corporation.


Note 4.       Related Party Transactions:

              The Company currently shares office space and obtains services from the employer of a Company stockholder. Office space rental fees are $1,500 per month. Rent expense for the period ended June 30, 1999 totaled $7,500.

              The Company currently has a consulting arrangement with a stockholder requiring payments of $8,500 per month. Such consulting fees totaled $68,000 for the period ended June 30, 1999.

                           COOL CAN TECHNOLOGIES, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Note 5.       Intangibles:

              A United States patent for a SELF-CHILLING BEVERAGE CONTAINER AND PARTS THEREFORE was obtained by a founding stockholder on March 11, 1997. During 1998, the patent and patent holder rights thereunder were sold to the Company for $1. Subsequent costs in June 1999 to file foreign patent applications have been similarly capitalized.


Note 6.       Company's Continued Existence:

              The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses in its initial year and is still in the development stage. Additional funding will be necessary to continue development and marketing of the product. The Company intends to arrange for the sale of additional shares of stock to obtain additional operating capital for at least the next twelve months.